Exhibit 99.1

Catalyst Paper Re-Launches Coated Paper Line-up

RICHMOND, BC, May 4, 2015 /CNW/ - Catalyst is pleased to launch our new coated product line-up. Since purchasing mills in Biron, Wisconsin and Rumford, Maine, Catalyst has leveraged the best of our manufacturing platform to create the most comprehensive web product line in North America. Effective May 4, 2015, Catalyst Paper will become the sole manufacturer of the Orion®, Vision®, Escanaba®, Dependoweb®, Capri® and Consoweb® brands. This suite of well-known coated products, recognized for their excellent quality and pressroom performance, is available for purchase now, with full production capability across all three Catalyst coated mills in Port Alberni, BC; Rumford, ME; and Biron, WI mills in June. "The fact that these brands now belong exclusively to Catalyst, and are integrated into the complete Catalyst product portfolio, only strengthens our ability to be part of our customer's success.  When combined with our strong reputation for service, we are confident in our ability to exceed our customers' expectations and look forward to the opportunity to earn their business," says Jim Bayles, SVP, Sales and Marketing.

In keeping with Catalyst's longstanding commitment to corporate and environmental sustainability, the Sage brand – the pinnacle of the Catalyst green offering – is still available for most products. Sage papers are chain of custody certified, manufactured carbon neutral, fully transparent in terms of their environmental disclosure, and contribute $1 of every tonne sold to our green partners' initiatives.

We thank loyal customers of our previous Catalyst brands in this category and we look forward to introducing them to our new brands as they consider their coated printing needs. For detailed descriptions and specifications, please visit www.catalystpaper.com.

About Catalyst Paper Corporation
Catalyst manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.1 million tonnes and employs over 5,500 employees. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Jim Bayles, Senior Vice-President, Sales and Marketing, 604-247-4766

CO: Catalyst Paper Corporation

CNW 17:00e 04-MAY-15